

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Jennifer K. Simpson, Ph.D.
Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway
Suite 22C
New York, New York 10019

> **Re: Delcath Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2018**
> **File No. 333-225567**

Dear Dr. Simpson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2018 letter.

Amendment No. 1 to Form S-1 filed July 13, 2018

Placement Period and Backstop Commitment, page 5

1. Tell us whether the standby purchaser may purchase any of the shares in this registered offering. If so, please tell us how the transaction with that investor would be consistent with Section 5 of the Securities Act since it appears that you began the offer to that investor before you filed this registration statement. If the standby purchaser is excluded from this registered offering, show us how you have reflected that fact in the registration fee table, and revise your prospectus as appropriate.

Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any questions.

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.